UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number 000-56730

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

225 Liberty Street, 8th Floor

New York, New York 10281-1048

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT LIST

Exhibit	Title
99.1	Form of Proxy
99.2	Notice of Special Meeting of Shareholders and Joint Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: August 31, 2026	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Co-President, General Counsel and Corporate Secretary